Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-222650

San Diego Gas & Electric Company

Final Term Sheet

May 14, 2018

4.150% First Mortgage Bonds, Series SSS, due 2048

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated May 14, 2018 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 1, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (negative) by Moody’s Investor Service

A+ (stable) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	May 14, 2018

Settlement Date:	May 17, 2018 (T+3)

Securities Offered:	4.150% First Mortgage Bonds, Series SSS, due 2048

Aggregate Principal Amount Offered:	$400,000,000

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018

Coupon:	4.150% per annum, accruing from May 17, 2018

Maturity:	May 15, 2048

Yield to Maturity:	4.176%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	3.000% due February 15, 2048

Benchmark Treasury Yield:	3.126%

Optional Redemption Provision:	Prior to November 15, 2047 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. On

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption. The Bonds are also subject to redemption under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds-Optional Redemption-Sale, Eminent Domain, Etc.”

Price to Public:	99.558%, plus accrued interest, if any

CUSIP:	797440 BW3

ISIN:	US797440BW34

Total Net Proceeds:	Approximately $394.7 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Blaylock Van, LLC
Guzman & Company

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.